Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ENERPLUS CLOSES SALE OF KIRBY AND OTHER NON-CORE ASSETS

     CALGARY, Oct. 1 /CNW/ - Enerplus Resources Fund ("Enerplus") has closed the previously announced sale of our 100% working interest in the Kirby oil sands lease for proceeds of $405 million. TD Securities Inc. acted as exclusive advisor to Enerplus on this transaction. Enerplus has also closed the previously announced sale of 2,500 BOE/day of non-core production and 9.3 million BOE of proved plus probable reserves for proceeds of $158.5 million
($153 million after closing adjustments). This production was comprised of 54%
crude oil and natural gas liquids and 46% natural gas located primarily in
British Columbia and Alberta from approximately 70 properties. RBC Rundle acted as exclusive advisor to Enerplus on this divestment package.
     The proceeds of these sales will be used to reduce outstanding bank debt resulting from our previously announced Bakken/tight oil and Marcellus property acquisitions.
     Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

     INFORMATION REGARDING DISCLOSURE IN THIS NEWS RELEASE

     All amounts in this news release are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading.
     In accordance with Canadian practice, production volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise stated. Unless otherwise specified, all reserves volumes in this news release (and all information derived therefrom) are based on
"company interest reserves" using forecast prices and costs. "Company interest reserves" consist of "gross reserves" (as defined in National Instrument
51-101 adopted by the Canadian securities regulators ("NI 51-101")) plus
Enerplus' royalty interests in reserves. "Company interest reserves" are not a measure defined in NI 51-101 and do not have a standardized meaning under NI
51-101. Accordingly, our company interest reserves may not be comparable to reserves presented or disclosed by other issuers.

     NOTICE TO U.S. READERS

     The oil and natural gas reserves information contained in this news release has generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. Reserves categories such as "proved reserves"
and "probable reserves" may be defined differently under Canadian requirements than the definitions contained in the United States Securities and Exchange
Commission rules. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross (or, as noted above, "company interest") volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     %CIK: 0001126874

     /For further information: please contact our Investor Relations department at 1-800-319-6462 or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 18:03e 01-OCT-10